UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Digirad Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253827703

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253827703

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		352,137*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

352,137*
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,137*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

* Includes 216,174 Shares underlying a certain call option exercisable within 60 days hereof and excludes 22,000 Shares underlying the Warrants (as defined herein) that are not exercisable due to the Beneficial Ownership Limitation (as defined herein), which provides that the Warrants may not be exercised if, after such exercise, the Reporting Person would beneficially own more than 4.99% of the Shares outstanding.

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CUSIP No. 253827703

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Of the 352,137 Shares beneficially owned by Mr. Eberwein (i) 216,174 Shares are underlying a certain call option received in connection with the Option Agreement (as defined in the Schedule 13D), (ii) 83,166 Shares were acquired via a combination of purchases with personal funds in the open market (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), a pro rata in-kind distribution from certain funds managed by Mr. Eberwein and stock options via the Issuer’s director compensation plans, (iii) 5,000 Shares were acquired upon the vesting of certain Restricted Stock Units awarded to Mr. Eberwein in connection with his service as the Chairman of the Issuer’s Board, (iv) 3,797 Shares were acquired as an award of common stock made in accordance with the Digirad Corporation 2018 Incentive Plan and in lieu of a quarterly cash board retainer fee in the amount of $9,000 (the “Retainer Award”) and (v) 44,000 Shares were acquired in a Public Offering on May 28, 2020 (as defined and described in Item 6 below). In addition, Mr. Eberwein has been awarded 1,250 Restricted Stock Units in connection with his service as Chairman of the Board, which do not vest until August 16, 2020.

The aggregate purchase price of the 83,166 Shares purchased in the open market is approximately $2,749,416, excluding brokerage commissions. 216,174 Shares are beneficially owned pursuant to the Option Agreement. The other 5,000 Shares were acquired by Mr. Eberwein as described above. The number of shares granted pursuant to the Retainer Award was determined using the closing sales price per share on the grant date. The aggregate purchase price of the 44,000 Shares purchased in the Public Offering is approximately $98,560, excluding brokerage commissions.

The Shares listed herein reflect the Issuer’s 1-for-10 reverse stock split of its Shares, effected on June 4, 2019.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 4,322,381 Shares outstanding, as reported in the Issuer’s Prospectus on Form 424B4, filed with the Securities and Exchange Commission on May 27, 2020, assuming (i) all shares offered by the Public Offering are sold and (ii) no exercise of the accompanying Warrants or the underwriter’s Warrant.

A.	Mr. Eberwein
(a)	As of the close of business on June 1, 2020, Mr. Eberwein beneficially owned 352,137 Shares, including 216,174 Shares underlying the Option Agreement.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 352,137
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 352,137
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 253827703

(c)	The transactions in the Shares by the Reporting Person since the filing of Amendment No. 2 to the 13D are set forth in Schedule A and are incorporated herein by reference. Additionally, pursuant to the Option Agreement, Mr. Eberwein has the right to acquire 216,174 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Reporting Person purchased 44,000 Shares in addition to 44,000 accompanying warrants for an additional 22,000 Shares (the “Warrants”) directly from the underwriter in an underwritten public offering conducted by the Issuer that closed on May 28, 2020 (the “Public Offering”). Each share of common stock was sold together with one Warrant to purchase 0.5 shares of common stock at a price of $2.25 per share and Warrant, of which the price per share for common stock was $2.24 and the price per Warrant was $0.01. The Warrants are immediately exercisable for whole shares of common stock at a price of $2.25 per share and expire five years from the date of issuance; however, the Warrants are only exercisable to the extent that the holder, together with its affiliates, would not beneficially own more than 4.99% of the outstanding Shares after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the Warrants (the “Beneficial Ownership Limitation”). Accordingly, as of July 1, 2020, the Beneficial Ownership Limitation limits the exercise of the Warrants by the Reporting Persons to zero out of the 22,000 Shares underlying the Warrants owned by the Reporting Person.

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CUSIP No. 253827703

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

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CUSIP No. 253827703

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Jeffrey E. eberwein

Receipt of Equity Award[1]	3,797	2.3700	05/15/2020
Purchase of Common Stock	44,000	2.2400	05/28/2020
Purchase of Warrants[2]	22,000	0.0100	05/28/2020

1 Shares received pursuant to the Issuer’s 2018 Incentive Plan and in lieu of a quarterly cash board retainer fee in the amount of $9,000.

2 Each Warrant entitles the holder to purchase 0.5 share of common stock at an exercise price of $2.25 per whole share. The Warrants are immediately exercisable and will expire five years from the date of issuance; however, as of July 1, 2020, the Beneficial Ownership Limitation limits the exercise of the Warrants to zero out of the 22,000 Shares underlying the Warrants.